UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

Gexa Corp. (Name of Issuer)
Common Stock, $0.01 par value (Title of Class of Securities)
374398204 (CUSIP Number)
Neil Leibman 20 Greenway Plaza, Suite 600 Houston, TX 77046 (713) 470-0700 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 23, 2004 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 374398204

1.	Names of Reporting Persons. Neil Leibman I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,805,753 shares of Common Stock

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,805,753 shares of Common Stock

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,805,753 shares of Common Stock

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 37.8

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

         This Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Gexa Corp., a Texas corporation (the "Issuer"). The address of the principal executive office of the Issuer is 20 Greenway Plaza, Suite 600, Houston, Texas, 77046.

Item 2. Identity and Background.

(a)	Name: This Schedule 13D is being filed by and on behalf of Neil Leibman (the "Reporting Person").

(b)	Residence or business address: The address of the Reporting Person is 20 Greenway Plaza, Suite 600, Houston, Texas, 77046.

(c)	Present Principal Occupation or Employment: The current principal occupation of the Reporting Person is as Chairman, CEO and President of the Issuer.

(d)

Criminal Conviction:  During the last five years, the Reporting Person has not been convicted in a criminal proceeding which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

(e)

Court or Administrative Proceedings:  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

         On March 21, 2001, the Reporting Person acquired beneficial ownership of 2,840,000 shares of Common Stock for services rendered as an officer and director of the Issuer. An additional 93,000 shares of Common Stock were issued to Sundowner Holdings, Inc., an entity controlled by the Reporting Person, for services rendered on behalf of the Issuer.

         On August 1, 2001, the Reporting Person acquired beneficial ownership of 300,000 shares of Common Stock through Boxer Capital, Ltd., an entity controlled by the Reporting Person, in connection with the purchase of assets from EZ Utilities, Inc.

         On October 15, 2001, the Reporting Person acquired beneficial ownership of 500,000 shares of Common Stock through Boxer Capital, Ltd. from Affordable Telecommunications Technology Corp. ("Affordable") in exchange for 2,000,000 shares of Affordable's Common Stock.

         On December 31, 2001, the Reporting Person acquired beneficial ownership of 360,000 shares of Common Stock by a conversion of a $25,000 note issued by the Issuer.

         On August 2, 2002, the minor children of the Reporting Person acquired beneficial ownership of 40,000 shares of Common Stock from Affordable for $25,000.

         On October 1, 2001, the Reporting Person acquired beneficial ownership of 300,000 shares of Common Stock, through a grant by Issuer of options to purchase a total of 300,000 shares of Common Stock at a purchase price of $1.50 per share. These options are fully vested and must be exercised by the Reporting Person on or before the latter to occur of December 31, 2005 or the termination of the employment agreement between the Reporting Person and the Issuer.

         On July 16, 2003, the Reporting Person acquired beneficial ownership of 100,000 shares of Common Stock, through a grant by Issuer of options to purchase a total of 150,000 shares of Common Stock at a purchase price of $1.50 per share. Currently, these options are 2/3rd vested (100,000 shares) and the remaining 1/3rd of the options will vest on July 16, 2005. These options expire on July 16, 2013.

         On July 16, 2003, the Reporting Person acquired beneficial ownership of 18,333 shares of Common Stock, through a Participation Agreement with the Catalyst Fund, Ltd. The Participation Agreement provides that the Reporting Person participates in a 550,000 share Common Stock Warrant acquired by Catalyst Fund, Ltd. in connection with a $3,000,000 loan to the Issuer.

         From December 31, 2002 to June 30, 2003, the Reporting Person acquired beneficial ownership of approximately 4,420 shares of Common Stock through participation in the Issuer's 401(k) Plan. All purchases were for cash.

         On November 23, 2004, the Reporting Person sold 750,000 shares of Common Stock at a price of $4.30 per share in a private placement transaction.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The Reporting Person holds the Shares as reported herein for the purpose of investment.

         The Reporting Person has no present plans or proposals to acquire additional securities of the Company. However, the Reporting Person reserves the right from time to time to acquire additional securities and/or to dispose of securities and to participate in future transactions with respect to the Company's Securities. Upon a material change in the beneficial ownership of the Reporting Person, the Reporting Person will amend this Schedule 13D.

         The Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 8,805,753 shares of Common Stock, which represents 37.8% of the outstanding Common Stock.

(b)	The Reporting Person has sole power to vote or direct the vote of the Shares and sole power to dispose or direct the disposition of the Shares.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None other than options disclosed in Item 3 above.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 06, 2004
Neil Leibman
By:	/s/ NEIL LEIBMAN NEIL LEIBMAN

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